TSX:P NYSE:PPP	TSX:BRD NYSE:BRD

JOINT NEWS RELEASE

PRIMERO AND BRIGUS ANNOUNCE MAILING OF INFORMATION CIRCULARS AND SPECIAL MEETINGS OF SHAREHOLDERS

Toronto, Ontario, January 31, 2014 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) and Brigus Gold Corp. (“Brigus”) (TSX:BRD; NYSE:BRD) today jointly announced that their respective information circulars (the “Information Circulars”) prepared in connection with the previously announced arrangement, whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the “Arrangement”), have been mailed to the respective shareholders of Primero and Brigus.

The special meetings of Primero and Brigus shareholders (the “Meetings”) are scheduled to be held on February 27, 2014, and the closing of the Arrangement is expected to occur on or about March 5, 2014. Primero shareholders are reminded to vote before the proxy cut-off of 5:00 p.m. (Toronto time) on February 25, 2014. Brigus shareholders are reminded to vote before the proxy cut-off of 11:00 a.m. (Halifax time) on February 25, 2014.

All Primero and Brigus shareholders are encouraged to read their respective Information Circulars with respect to the Arrangement, which were mailed to Primero and Brigus shareholders of record as of January 27, 2014 and are available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov. The Information Circulars contain a detailed description of the Arrangement and a description of Primero after giving effect to the Arrangement. The Boards of Directors of both Primero and Brigus have each unanimously recommended that their shareholders vote in favour of the Arrangement at the Meetings.

The consideration offered to Brigus shareholders by Primero represents a 45% premium to Brigus’ closing price, as at December 13, 2013 (the prior trading day to the announcement of the Arrangement), on the Toronto Stock Exchange and before ascribing any value to SpinCo.1

Proxy Solicitation

Kingsdale Shareholder Services Inc. has been retained by Primero and Brigus as the information agent and proxy solicitor in connection with the proposed transaction. Shareholders with questions can contact Kingsdale Shareholder Services Inc. North American toll free: 1-866-228-2532, or via email at contactus@kingsdaleshareholder.com.

1. Refer to Primero’s News Release dated December 16, 2013 titled ‘‘Primero to Acquire Brigus Gold and Create a Diversified, Americas Based Mid-Tier Gold Producer’’ available on SEDAR at www.sedar.com orwww.primeromining.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

About Brigus

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. Brigus operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas.

Additional information about Brigus and its projects is available on the Brigus website at www.brigusgold.com and on SEDAR.

For further information, please contact:

Morgan Tyghe
Director of Investor Relations
Tel: (416) 214 9867
mtyghe@brigusgold.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This Primero news release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and ‘‘forward-looking statements’’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Primero’s future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as ‘‘expected’’, "scheduled", ’’has intentions to’’ and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", or "might", . Such forward-looking information includes, without limitation, statements regarding the completion and expected benefits of the proposed transaction, attributes of Primero, Brigus and Spinco assuming completion of the transaction, which may be stated in the present tense and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Primero operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the arrangement have been made include that Primero will be able to satisfy the conditions in the Agreement, that the required approvals will be obtained from the shareholders of Brigus and Primero, that all required third party, regulatory, and government approvals and court orders will be obtained, that the proposed transaction will proceed in accordance with the anticipated timeline and close on or about March 5, 2014. Primero cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Primero’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold, silver and copper price volatility; fluctuations in foreign exchange rates and interest rates; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; changes in applicable laws or regulations, or the enforcement or interpretation thereof. In addition, the factors described or referred to in the section entitled "Risk Factors" in Primero’s Annual Information Form for the year ended December 31, 2012 or under the heading "Risks and Uncertainties" in Primero’s 2012 Annual Report, and the factors described or referred to in the section entitled "Risk Factors" in Brigus’ Annual Information Form for the year ended December 31, 2012, all of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release. Although Primero has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this news release is made as of the date of this news release, and Primero disclaims any intention or obligation to update or revise such information, except as required by applicable law.

This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Primero and Brigus have filed relevant materials with the United States Securities and Exchange Commission (the "SEC"), including information circulars. INVESTORS AND SECURITY HOLDERS OF PRIMERO AND BRIGUS ARE URGED TO READ THE INFORMATION CIRCULARS AND THE OTHER RELEVANT MATERIALS FILED WITH THE SEC (AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE MATERIALS) CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Primero and Brigus may be obtained free of charge by directing such request to: Kingsdale Shareholder Services at 1-866-228-2532, or from Primero's website at www.primeromining.com or from Brigus’ website at www.brigusgold.com. Such documents are not currently available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.